BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20910

May 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Re:	BTCS Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40792

Ladies and Gentlemen:

This letter is submitted by BTCS Inc. (the “Company” or “BTCS”) in response to the comment letter dated April 24, 2024 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 and the Fiscal Year Ended December 31, 2023.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Form 10-K for the fiscal year ended December 31, 2023 filed March 21, 2024 Business, page3

1.	Refer to your response to our prior comment 1. Your disclosure on page 4 that “StakeSeeker . . . strategically seeks to entice users with its features” and that “[o]ne underlying strategic objective of the platform is to drive the expansion of Delegators to [y]our validator nodes” appears to be inconsistent with your response to comment 17 of our September 21, 2023 letter in which you state that you “[do] not use behavior prompts, differential marketing, game-like features, other design elements or features designed to engage with retail investors,” that you “do not encourage retail investors to invest in different products or change investment strategies or give investment advice,” and that you “do not use any optimization functions (e.g., to increase platform revenues, data collection, and customer engagement).” Please advise, and, in future filings, please clarify the role of your StakeSeeker platform.

Response:

In response to the SEC’s comment, it is crucial to delineate the distinct roles and functionalities of the StakeSeeker platform as a cryptocurrency educational website versus the regulated activities typically associated with an investment advisor providing investment advice.

It is also important to understand that the “features” referenced in our disclosure language that “seeks to entice users …. To drive the expansion of Delegators” is clarified to mean the Platform’s unique functionalities as a cryptocurrency tracking tool.

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In an effort to avoid any further confusion in future filings, we will remove the following language from page 4 of our 2023 Form-10K: “One underlying strategic objective of the platform is to drive the expansion of Delegators to our validator nodes.”, we will further revise the following language on page 10 of our 2023 Form-10K: “We believe that leveraging StakeSeeker’s capabilities to provide insights and guidance will foster trust and confidence. ~~among potential Delegators.~~

As further elaborated below, the platform does not utilize additional specialized features aimed to collect data on or engage with investors.

1.	Definition and Purpose of StakeSeeker as a Crypto Educational Website: StakeSeeker is designed primarily as a platform to provide information and education on blockchain technology and cryptocurrency investments. The platform’s features, including strategic enticements and expansion objectives mentioned on page 4 of the 2023 Form 10-K, are focused on enhancing user engagement and education and increasing registered users. These features aim to facilitate user understanding and familiarity with blockchain ecosystems, rather than making investment recommendations.

2.	Absence of Investment Advice: Consistent with our response to previous comment 17, StakeSeeker does not provide personalized investment advice, recommend investment products, or advocate for particular investment strategies. The platform does not employ behavioral prompts, differential marketing, game-like features, or other engagement mechanisms that are tailored to influence investment decisions. Our platform provides educational resources on blockchain networks and staking, which users can choose to leverage at their discretion. It’s crucial to highlight that users accessing our platform must already possess crypto assets in order for the platform’s monitoring capabilities and educational resources to be meaningful. This distinction is critical as it underlines that while the platform engages users and encourages exploration within the site, it does not steer them towards investments or trading behaviors.

3.	Clarification on Strategic Objectives and Features: The strategic objective of driving the expansion of Delegators to validator nodes, as referenced in the disclosure, is a broad business goal related to growth in user base and market presence. This does not translate into financial advice or encouragement for users to alter their investment portfolios. Instead, it relates to increasing awareness and understanding of how blockchain networks operate, including the roles and functions of nodes and delegators within these networks, as well as sharing publicly available information on various blockchains that our infrastructure supports.

4.	Compliance with Regulatory Standards: We believe StakeSeeker operates within the boundaries set forth by regulatory authorities for financial education platforms. Unlike registered investment advisors, who are subject to specific fiduciary duties and regulations regarding the provision of investment advice, StakeSeeker maintains its role as an educational resource without crossing into the advisory domain. This ensures that while the platform seeks to enhance user engagement and platform utility, it remains clear of activities that would require registration and regulation as an investment advisor.

5.	Future Filings and Clarifications: In future filings, we will clarify these distinctions more explicitly to avoid any perceived inconsistencies. We will outline the educational nature of the platform, detail the specific features that promote user education without suggesting investment actions, and reaffirm our commitment to compliance with regulatory guidelines regarding financial education versus investment advice.

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2.	Refer to your response to our prior comment 1 and prior comment 11 of our September 21, 2023 letter. Please advise regarding the nature of your staking services, including a description of the specifics of how an investor delegates its crypto assets. In this regard, we note your disclosure on page 4 that “StakeSeeker does not provide or facilitate direct, crypto asset delegation or transaction execution on [y]our platform” and that you anticipate “taking the StaaS Platform out of beta prior to the end of 2024.” We also note that your website seems to allow investors to delegate crypto assets from the StakeSeeker platform. Please advise as this appears to be inconsistent with your disclosure. Also, we note your disclosure on page 16 that “[c]rypto asset holders are able to delegate to [y]our validator nodes without signing up for our StakeSeeker platform” but that, in the instructions on how to delegate crypto assets on your website, you indicate that investors should register on StakeSeeker. Please advise as this appears to be inconsistent with your disclosure, and to the extent that disclosure should be revised to reconcile these inconsistencies, please do so in future filings.

Response:

Below we outline responses to the Staff’s comments on 1) the process of non-custodial staking, 2) information included on our website, and 3) information included in our staking instructions. We believe the information we have provided in response to the Staff’s comment supports the accuracy and consistency of the disclosures we have made in our Form 10-Ks and in other public materials.

Non-custodial Staking Process

The following outline details the typical process involved in non-custodial staking, highlighting key steps and considerations. Each blockchain and digital wallet may have its nuances, so crypto asset holders are encouraged to familiarize themselves with specific guidelines and rules pertinent to their a specific blockchains, wallets and assets.

1.	Crypto Asset Custody: Investors must hold their crypto assets in digital wallets that support staking. These assets cannot be held on crypto exchanges as staking requires self-custody through compatible digital wallets. BTCS does not offer or sell crypto assets or recommend to users of the Stakeseeker platform any crypto assets.

2.	Wallet Access: Owners access their digital wallets using their private keys or mnemonic phrases, which are critical for maintaining the security and access to their assets. BTCS never takes possession or control of StakeSeeker’s user’s private keys or mnemonics, nor do we offer a wallet. We provide educational information on the site regarding some wallets that are compatible with certain blockchains but do not endorse any specific wallet.

3.	Navigating Staking Features: Investors can navigate to the staking options available within their digital wallet interface. This allows users to engage with the staking functionalities that the wallet supports. BTCS has no control over the features or functionality of 3rd party wallets that users may utilize, and as noted above, we do not endorse any specific wallet.

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4.	Selecting a Validator Node: From the 3rd party wallet staking interface, users can browse or search through a list of active validators. BTCS validator nodes are public and users can select our node or any other node.

5.	Setting the Stake Amount: Once a validator is selected in their 3rd party wallet, the user can specify the amount of native tokens they wish to stake to a particular node, which may or may not be a BTCS validator. BTCS has no control or visibility into the users actions as they do not occur on our platform. Our platform aggregates publicly available information in a convenient manner to provide users with educational resources about the staking process. This information and educational resources do not provide any investment advice. Additionally, any actions made by users may be made independent of our platform.

6.	Confirming the Delegation: To finalize the delegation, the user must confirm and sign the transaction. This action securely delegates the specified amount of tokens to the chosen validator node, which may or may not be a BTCS validator node.

7.	Validator Node Interaction: After the stake is confirmed, the validator node facilitates the bonding of these tokens to the blockchain network. This bonded stake allows the holder to participate in the network’s consensus mechanism, potentially earning rewards in the form of native tokens. BTCS never has access to the user’s tokens at any time during the process including any rewards that may be earned.

8.	Custody During Staking: Throughout the staking period, the custody of the crypto assets remains with the delegator in their digital wallet. The assets are effectively ‘locked’ in the staking process but not transferred out of the wallet. While staked, these assets cannot be used for other purposes like trading or borrowing. Again, BTCS never has access to these tokens.

9.	Unbonding the Stake: Should the Delegator decide to withdraw their stake, they can initiate an unbonding process at their discretion. A Delegator can simply access their digital wallet and select the option to unbond their stake at any time, similar to the process to initiate the stake, as detailed earlier. The unbonding process can vary in duration, from a few hours to several days, depending on the blockchain network’s specific rules and conditions. BTCS does not provide any advice or guidance with respect to what is appropriate for holders to stake in terms of tokens or staking duration. Additionally, BTCS never has access to the user’s tokens at any time during the process including any rewards that may be earned.

Website

www.stakeseeker.com serves as the informational landing page for the StakeSeeker platform. The website’s content focuses on the platform’s features and functionality, aiming to engage visitors and encourage them to register for a free account to explore its features.

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On the website, we have added the underlined clarifying language to the information under each step included in the “How to stake with StakeSeeker?” as follows:

●	“Proof-of-Stake Crypto” - We are not an exchange and don’t sell crypto. In order to stake with us you must already own crypto eligible for staking and have a wallet in order to store your rewards. ← No changes

●	“Register on StakeSeeker” - Create an account with StakeSeeker and link it to your exchange accounts and digital wallet addresses. Registration for StakeSeeker platform is not required to Delegate to StakeSeeker nodes.

●	“Delegate” - Choose from numerous networks that StakeSeeker supports and follow the instructions on how to begin staking your crypto to our validator nodes. Users of the StakeSeeker platform are not restricted from delegating to other third-party validator nodes.

●	“Earn Rewards” - Staking rewards are accumulated and distributed by the networks directly to your wallet (frequencies may vary based on blockchain). Track rewards earned on staked assets on StakeSeeker’s platform.

The ‘Start Staking’ buttons located on both the Homepage and individual token pages of www.stakeseeker.com redirect users to the StakeSeeker platform (my.stakeseeker.com). Users who are not already registered are guided to the registration page of the platform. It is important to note that these buttons, as well as any other features of the website or platform, do not directly facilitate or execute any delegations or staking actions. Nor is any investment advice provided throughout this process.

The ‘Stake Hub’ tab on the StakeSeeker platform details the blockchain networks that BTCS supports for third-party delegations. The ‘Details’ button on this tab leads users to a token-specific page, which includes a brief guide on how users might delegate their crypto assets to StakeSeeker nodes, along with a link to more detailed instructions. However, the platform itself does not provide any direct delegation or staking functionality; it solely offers educational resources to guide users who may choose to stake their assets.

Staking Instructions

The comment references language from our staking instructions, which states: “Register your wallet on StakeSeeker to track your wallet balance and get in-depth portfolio analytics for free!” This statement follows the message, “Congratulations! You are now staking with StakeSeeker by BTCS!”, which we believe clearly marks the completion of the instructed process. The suggestion to register is intended as an optional informational tracking resource that stakers may find useful, and it should not be interpreted as implying that registration or use of the StakeSeeker platform is a pre-requisite or required for staking as outlined in the instructions.

3.	Refer to your response to prior comment 15 of our September 21, 2023 letter. In future filings, please disclose the number of delegators you had as of the financial periods covered. In this regard, we note your disclosure on page 10 that “[a] critical component of [y]our growth strategy is to increase the number of Delegators and crypto assets delegated to [y]our validator nodes including [y]our own” and your table on page 16 that shows the number of crypto assets delegated as of December 31, 2023 but not the number of Delegators.

Response:

We plan to revise the disclosure in future filings to remove mention of the number of Delegators, as follows: “a critical component of our growth strategy is to increase the ~~number of Delegators and~~ amount of crypto assets delegated to our validator nodes including our own”

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Due to variations in blockchain explorers across blockchain networks, we often lack reliable historical data on the count of Delegators at any specific date. As a result, we have determined that the number of Delegators is not a material metric for us, in part because of the unreliability of this data. Consequently, we have ceased monitoring and tracking the number of Delegators internally, and we have decided it is appropriate to exclude the “number of Delegators” as a metric in our growth strategy disclosures.

However, we note that we do have reliable data regarding the total number of delegated assets and their corresponding USD values, which is why this information is included in the table referenced on page 16 of the 2023 Form 10-K.

We have previously acknowledged the potential risks associated with changes in the delegated assets, particularly a decrease, in our Risk Factors section of the Form 10-K for the year ended December 31, 2023. The risk factor states:

“We may experience loss of revenues resulting from excessive removal of delegated crypto assets from our validator nodes.

To the extent the Company successfully executes on its business plan and earns material revenue from customers who delegate their crypto assets to the Company’s validator nodes and subsequently experiences excessive removal of customer staked crypto assets from its validator nodes (i.e. a loss of customers) the Company would lose the related revenue which may have a material adverse impact on the Company.”

4.	In future filings please disclose, if what you state in your response letter continues to be true, that since the inception of your staking-as-a-service operations you have maintained your Validator Fee percentage at 0% or the minimum mandated by each blockchain network’s protocol, a strategic decision aimed at attracting delegators and enhancing your brand visibility.

Response:

We plan to add the “Validator Fee Percentage %” for tokens we support for third-party delegations as part of our staking-as-a-service operations to the following tables in our upcoming Form 10-Q, as well as in future filings, in consideration of the Staff’s comments:

“The following table details the blockchain networks on which BTCS operates nodes that support third-party delegations as part of our operations, including the amount of third-party crypto assets delegated to our non-custodial validator nodes, as of March 31, 2024:

Blockchain	Validator Fee		Delegated Crypto	Delegated Crypto
Network	Percentage %		Assets (Native Tokens)	Assets ($USD)
Cosmos	5	%*	[●] ATOM	$	[●]
Akash	5	%*	[●] AKT	$	[●]
Oasis	0%		[●] ROSE	$	[●]
Avalanche	2	%*	[●] AVAX	$	[●]
Kava	5	%*	[●] KAVA	$	[●]
Total				$	[●]

* indicates the minimum required by the blockchain network.

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Report of Independent Registered Public Accounting Firm, page F-1

5.	We note that page F-2 of your audit report refers to the consolidated financial statements, while neither the opinion paragraph nor financial statements include “consolidated.” Please revise future filings, if true, to clarify that your financial statements are consolidated, or have your auditor remove the reference to “consolidated financial statements.”

Response:

Confirming that the financial statements are not consolidated. Our auditors will remove the reference to “consolidated” financial statements in future audit reports.

Balance Sheets for the fiscal year ended December 31, 2023 Series V Preferred Stock, page F-3

6.	We note your disclosure of 14,567,829 Series V Preferred Shares issued and outstanding at $2,563,938 at December 31, 2023, and that in June 2023 the Series V was listed to trade on Upstream under the ticker symbol BTCSP. We also note your disclosure on page 14 that in November 2023 Upstream stopped providing U.S. individuals the ability to trade so all the related U.S. investor Series V shares were returned to the transfer agent. Please tell us the following:

●	How many of the issued shares were returned to the transfer agent; and
●	Your accounting for preferred stock and related dividends issued that are subsequently returned during 2023, including reference to the accounting guidance supporting your determination.

Response:

In November 2023, following Upstream’s decision to discontinue trading services for U.S. individuals, all Series V shares held by U.S. investors were administratively moved from being held in “street name” on the Upstream exchange platform to being held in “record ownership” form at BTCS’s transfer agent Equity Stock Transfer. This process did not affect the ownership or the number of Series V preferred stock shares issued and outstanding. This transition did not constitute a substantive economic event and does not have any accounting implications.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies Accounting for Crypto Assets, page F-9

7.	We note that you early adopted ASU 2023-08 effective January 1, 2023 and updated your disclosures for this material change in accounting principle. Please revise future filings to disclose the method used to determine your cost basis for computing gains and losses (for example: first-in first-out, specific identification, average cost, or another method used) as required by ASC 350-60-50-2a.

Response:

We plan to include the following enhanced disclosure to the Crypto Assets section of Note 3 - Summary of Significant Accounting Policies in our upcoming Form 10-Q, as well as in future filings, in consideration of the Staff’s comments:

“The Company employs the specific identification method to determine the cost basis of our assets for the computation of gains and losses, in accordance with ASC 350-60-50-2a. This method involves identifying and using the actual cost of each individual asset sold or disposed of to calculate the gain or loss on its sale.”

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8.	We note your disclosure that Kraken is your primary exchange and principal market but CoinMarketCap is your principal pricing source. In this regard, we note that CoinMarketCap does not appear to be a market where bitcoin can be sold, and therefore does not appear to be an appropriate selection for your principal market. Tell us the following:

●	why you have a separate principal market and principal pricing source;
●	how you have overcome the presumption in ASC 820-10-35-5A that a principal market is presumed to be the market where you would normally transact;
●	revise your policy in future filings to use the exchanges you would normally transact as your principal market and principal pricing source; and
●	provide us with your SAB 99 materiality analysis for each period presented, by digital asset, of the aggregate price from your principal market versus the price from CoinMarketCap utilized in valuing your digital assets held.

Response:

We plan to revise our accounting policy and disclosure to reflect the use of our principal market as our pricing source in our upcoming Form 10-Q, as well as in future filings, in consideration of the Staff’s comments. We will discontinue the use of CoinMarketCap as our primary pricing source, despite our belief in its reliability, and instead utilize pricing data from our primary and secondary markets, Kraken and Coinbase, respectively. The following enhanced disclosure will be included in the Crypto Assets – Fair Value Measurement section of Note 3 - Summary of Significant Accounting Policies:

“The Company’s accounts for the fair value measurement for its crypto assets in accordance with ASC 820, Fair Value Measurement. ASC 820 defines fair value as the price that would be received for an asset in a current sale, assuming an orderly transaction between market participants on the measurement date. Market participants are considered to be independent, knowledgeable, and willing and able to transact. It requires the Company to assume that its crypto assets are sold in their principal market or, in the absence of a principal market, the most advantageous market.

Kraken serves as the principal market for the Company’s crypto assets, being the Company’s primary cryptocurrency exchange for both purchases and sales. Coinbase is designated as the secondary principal market. This determination results from a comprehensive evaluation considering various factors, including compliance, trading activity, and price stability.

The fair value of crypto assets is primarily determined based on pricing data obtained from Kraken, the Company’s principal market. In the absence of Kraken data, pricing from Coinbase serves as a secondary source.

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While Kraken is designated as the primary exchange, the Company retains flexibility to conduct cryptocurrency transactions on other exchanges where it maintains accounts. This flexibility allows the Company to adapt to changing market conditions and explore alternative platforms when necessary to ensure cost-effective execution and fair value measurement using the most advantageous market.

The selection of Kraken as the principal market reflects the Company’s commitment to informed decision-making and achieving the most accurate representation of fair value for its crypto assets. Regular reviews ensure alignment with the Company’s objectives and cryptocurrency market dynamics.”

We refer the Staff to our SAB 99 materiality analysis of the prices from CoinMarketCap utilized in valuing your digital assets held compared to prices from Kraken, our principal market, included in Appendix A.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian S. Bernstein, Esq. or Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-686-3307, bbernstein@nasonyeager.com and mharris@nasonyeager.com.

Sincerely,

BTCS Inc.

By:	/s/Michael Prevoznik
Michael Prevoznik, CFO

cc:	Brian Bernstein, Esq.
Michael Harris, Esq.

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Date:	April 25, 2024

To:	Files

From:	Michael Prevoznik – BTCS CFO

Subject:	SAB 99 – Unadjusted Audit Differences

Materiality

BTCS Inc. (the “Company”) believes that the following identified difference is immaterial.

Revaluation of crypto assets and revenues

Following the filing of the 2023 10-K, the Company determined that its use of crypto asset prices from www.coinmarketcap.com (“CoinMarketCap” or “CMC”) was inappropriate for valuing its assets and revenues, as CoinMarketCap does not represent the principal market.

Previously, the Company utilized CoinMarketCap as the primary pricing source to determine the fair value of its crypto assets. This selection was based on comprehensive due diligence, which deemed CoinMarketCap as a reliable source for timely and accurate crypto asset price data covering all assets held by the Company. CoinMarketCap’s real-time pricing was observed to be consistent with bid/ask quotes on the Company’s primary exchange and principal market, Kraken.

The Company acknowledges that the use of a non-market pricing source is not in line with the guidance in ASC 820-10-35-5A that a principal market is presumed to be the market where you would normally transact and should be used as a principal pricing source. Thus, the use of CoinMarketCap as a pricing source is considered an accounting error for purposes of this memo and analysis.

Consequently, the Company has revised its accounting policy, now valuing crypto assets based on pricing data obtained from Kraken, its principal market. Kraken serves as the primary exchange for the Company’s cryptocurrency transactions. Coinbase is designated as the secondary principal market, utilized when Kraken data is unavailable. Kraken and Coinbase exchanges are collectively referred to as “Markets” in the analysis below.

Relevant Literature

Senior Management has determined that the adjustments required to rectify the aforementioned accounting error are not material to the financial statements for the years ended December 31, 2023 and 2022, as well as the interim quarters within each respective year. This determination aligns with guidance provided in ASC 250, Accounting Changes and Error Corrections (formerly known as Staff Accounting Bulletin 99, “Materiality” or “SAB 99”).

SAB 99 was formulated to address concerns regarding whether a misstatement or omission of an item that falls under a 5% of net income “rule of thumb” used by registrants is material to their annual financial statements.

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According to SAB 99, the omission or misstatement of an item in a financial report is material if, considering the surrounding circumstances, its magnitude is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Assessment of materiality requires consideration of the “surrounding circumstances” or the “total mix” of information. While the size of the misstatement in numerical or percentage terms is relevant, the factual context in which the user of financial statements would perceive the financial statement item is equally important.

Quantitative Analysis

Management conducted a quantitative analysis to assess the impact of the different pricing sources on the financial statements. The analysis concludes that a reasonable person relying on the financial statements would not have been significantly influenced by the differences for the following reasons:

Balance Sheets for the Years Ended December 31, 2023 and 2022

The difference in pricing sources between CoinMarketCap and Market prices had no material effect on the fair market value of crypto assets reported on the Company’s balance sheets as of December 31, 2023 and 2022.

As of December 31, 2023
	Asset	Tokens	Price - CMC	Price - Markets (1)		Fair Market Value - As Reported Using CMC	Fair Market Value - Corrected Using Market Prices	Difference ($)	Difference (%)
ETH	Ethereum (ETH)	7,815	$2,281.47	$2,281.95		$17,829,264	$17,833,005	$(3,741)	-0.02%
ADA	Cardano (ADA)	265,254	$0.59	$0.59		$157,615	$157,600	$15	0.01%
KSM	Kusama (KSM)	7,313	$45.04	$44.98		$329,353	$328,949	$403	0.12%
XTZ	Tezos (XTZ)	26,174	$1.01	$1.01		$26,379	$26,386	$(7)	-0.03%
SOL	Solana (SOL)	7,845	$101.51	$101.85		$796,327	$799,027	$(2,700)	-0.34%
DOT	Polkadot (DOT)	8,650	$8.19	$8.20		$70,879	$70,948	$(69)	-0.10%
ATOM	Cosmos (ATOM)	270,098	$10.59	$10.59		$2,860,870	$2,861,583	$(713)	-0.02%
MATIC	Polygon (MATIC)	506,010	$0.97	$0.97		$491,138	$491,184	$(46)	-0.01%
AVAX	Avalanche (AVAX)	17,842	$38.54	$38.57		$687,713	$688,161	$(448)	-0.07%
AXS	Axie Infinity (AXS)	60,552	$8.84	$8.95		$535,546	$541,694	$(6,148)	-1.15%
KAVA	Kava (KAVA)	345,394	$0.87	$0.87		$301,429	$301,252	$176	0.06%
BAND	Band Protocol (BAND)	992	$2.19	$2.20		$2,174	$2,183	$(8)	-0.37%
MINA	Mina (MINA)	90,017	$1.36	$1.35		$122,008	$121,883	$124	0.10%
ROSE	Oasis Network (ROSE)	2,647,629	$0.14	$0.14	(2)	$363,571	$363,467	$105	0.03%
AKT	Akash (AKT)	119,071	$2.45	$2.44		$291,574	$290,177	$1,397	0.48%
NEAR	NEAR Protocol (NEAR)	80,267	$3.65	$3.65		$293,204	$292,893	$310	0.11%
EVMOS	Evmos (EVMOS)	345,777	$0.13	$0.13	(2)	$43,886	$44,951	$(1,065)	-2.43%
	Total					$25,202,929	$25,215,343	$(12,415)	-0.05%

(1)	Prices obtained from Kraken exchange
(2)	Prices obtained from Coinbase exchange

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As of December 31, 2022
	Asset	Tokens	Price - CMC	Price - Markets (1)		Fair Market Value - As Reported Using CMC	Fair Market Value - Corrected Using Market Prices	Difference ($)	Difference (%)
ETH	Ethereum (ETH)	8,454	$1,196.77	$1,195.00		$10,117,237	$10,102,263	$14,974	0.15%
ADA	Cardano (ADA)	262,860	$0.25	$0.25		$64,786	$64,478	$308	0.47%
KSM	Kusama (KSM)	6,493	$23.10	$23.09		$149,981	$149,930	$52	0.03%
XTZ	Tezos (XTZ)	73,486	$0.72	$0.71		$52,720	$52,520	$199	0.38%
SOL	Solana (SOL)	7,371	$9.96	$9.96		$73,426	$73,419	$8	0.01%
DOT	Polkadot (DOT)	7,280	$4.31	$4.30		$31,410	$31,295	$115	0.37%
ATOM	Cosmos (ATOM)	96,318	$9.35	$9.34		$900,440	$899,612	$828	0.09%
MATIC	Polygon (MATIC)	480,825	$0.76	$0.76		$364,714	$364,465	$248	0.07%
AVAX	Avalanche (AVAX)	17,178	$10.90	$10.90		$187,286	$187,240	$45	0.02%
AXS	Axie Infinity (AXS)	42,030	$6.04	$6.07		$253,943	$255,121	$(1,179)	-0.46%
KAVA	Kava (KAVA)	290,909	$0.57	$0.57		$166,752	$166,633	$120	0.07%
BAND	Band Protocol (BAND)	992	$1.41	$1.41		$1,396	$1,398	$(2)	-0.12%
MINA	Mina (MINA)	74,177	$0.43	$0.43		$32,187	$32,045	$142	0.44%
ROSE	Oasis Network (ROSE)	359,607	$0.03	$0.03	(2)	$12,291	$12,288	$4	0.03%
AKT	Akash (AKT)	107,405	$0.19	$0.19		$19,938	$20,117	$(179)	-0.90%
NEAR	NEAR Protocol (NEAR)	74,702	$1.26	$1.25		$93,785	$93,452	$333	0.35%
EVMOS	Evmos (EVMOS)	-	$-	$-		$-	$-	$-	0.00%
	Total					$12,522,291	$12,506,276	$16,015	0.13%

(1)	Prices obtained from Kraken exchange
(2)	Prices obtained from Coinbase exchange

Revenues for the Years Ended December 31, 2023 and 2022

The difference in pricing sources had no material effect on the fair market value of crypto assets earned as revenues as reported on the Company’s statement of operations and statement of changes in stockholders’ deficit for years ended December 31, 2023 and 2022, including the interim quarterly reporting within each respective year.

Reporting Period	Revenue as Reported (CMC)	Revenue as Remeasured (Market Prices)	Cumulative Difference in Revenue Measured
Q1 2022	$563,015	$563,331	$(316)	-0.06%
Q2 2022	$514,349	$514,094	$256	0.05%
Q3 2022	$344,369	$344,167	$202	0.06%
Q4 2022	$270,721	$270,644	$77	0.03%
FY 2022	$1,692,454	$1,692,236	$219	0.01%

Reporting Period	Revenue as Reported (CMC)	Revenue as Remeasured (Market Prices)	Cumulative Difference in Revenue Measured
Q1 2023	$311,508	$311,455	$52	0.02%
Q2 2023	$385,753	$385,720	$33	0.01%
Q3 2023	$316,242	$316,233	$10	0.00%
Q4 2023	$326,125	$326,293	$(168)	-0.05%
FY 2023	$1,339,628	$1,339,701	$(73)	-0.01%

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SAB 99 Qualitative Review

SAB 99 states that registrants should also consider qualitative factors that may render items material. We have summarized below our considerations of these qualitative factors that we believe are relevant in this situation:

Factor: Whether the misstatement masks a change in earnings or other trends.

View: The misstatement (as defined as differences caused by changes in pricing sources) discussed above does not mask a change in earnings or other trends.

Factor: Whether the misstatement hides a failure to meet analysts’ or investors’ consensus expectations for the enterprise.

View: The misstatement does not hide a failure to meet analysts’ or investors’ consensus expectations for the enterprise.

Factor: Whether the misstatement changes a loss into income or vice versa.

Management response: The misstatement does not change loss into income or vice versa.

Factor: Whether the misstatement affects the Company’s compliance with regulatory requirements.

Management response: The uncorrected misstatement does not affect the Company’s compliance with regulatory requirements.

Factor: Whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements.

Management response: The uncorrected misstatement does not have an impact on other contractual requirements.

Factor: Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses of other forms of incentive compensation.

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Management response: The misstatement has no effect on management’s compensation.

Factor: Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s business.

Management’s response: The misstatement has no impact on segment operations as the Company operated as a single segment during the reporting periods, and accordingly, did not disclose segment information in financial statements for those periods.

Factor: Whether the misstatement involves concealment of an unlawful transaction.

Management response: The uncorrected misstatement does not involve the concealment of an unlawful transaction.

Conclusion:

In accordance with SAB 99, the Company has thoroughly assessed the impact of the pricing source error, considering both quantitative and qualitative factors. Following this analysis, Senior Management has determined that the misstatement is immaterial for the years ended December 31, 2023, and 2022, as well as the interim quarters within each respective year. This conclusion is based on a comprehensive evaluation of the quantitative insignificance of the differences in pricing sources and the qualitative factors indicating that a reasonable person relying on the financial statements would not have been significantly influenced by the discrepancies.

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